Exhibit 3.1

Certificate of Amendment to

e.l.f. Beauty, Inc.

Amended and Restated Certificate of Incorporation

e.l.f. Beauty, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is e.l.f. Beauty, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on December 20, 2013 under the name J.A. Cosmetics Holdings, Inc. The Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 31, 2014. A Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed on April 26, 2016. A Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed on September 19, 2016. The current Amended and Restated Certificate of Incorporation was filed on September 26, 2016 (the “Certificate of Incorporation”).

SECOND: The Board of Directors of the Corporation has duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation duly approved and adopted said proposed amendment in accordance with Section 242 of the DGCL. The Certificate of Incorporation is hereby amended by adding new Article XII as follows:

ARTICLE XII

Section 1. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article XII to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended, automatically and without further action, upon the date of such amendment.

Section 2. Neither any amendment nor repeal of this Article XII, nor the adoption by amendment of this certificate of incorporation of any provision inconsistent with this Article XII, shall eliminate or reduce the effect of this Article XII in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article XII, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

THIRD: This Certificate of Amendment shall become effective immediately upon its filing with and acceptance by the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 23rd day of August 2024.

E.L.F. BEAUTY, INC.

By:	/s/ Tarang P. Amin
Name: Tarang P. Amin
Title: Chief Executive Officer